UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF

THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-11072

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(Exact name of registrant as specified in its charter)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

+81-3-3240-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.40% Global Senior Subordinated Notes due April 15, 2010

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) first incurred the duty to file reports under section 13(a) or section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to its 8.40% Global Senior Subordinated Notes due April 15, 2010, which are the subject of this Form 15F (the “Notes”), in February 2000 when its predecessor, The Bank of Tokyo-Mitsubishi, Ltd., issued the Notes.

B.	BTMU has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) of the Exchange Act and corresponding U.S. Securities and Exchange Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act as applied to BTMU pursuant to section 15(d) of the Exchange Act.

Item 2.	Recent United States Market Activity

BTMU has not sold its securities in the United States in a registered offering under the U.S. Securities Act of 1933, as amended, since the issuance of the Notes as described in Item 1.A.

Item 3.	Foreign Listing and Primary Trading Market

As of the date hereof, there are no outstanding Notes because all of the Notes were redeemed with effect as of April 15, 2010.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

As of the date hereof, there are no outstanding Notes because all of the Notes were redeemed with effect as of April 15, 2010.

Item 7.	Notice Requirement

A.	BTMU published a notice of its intent to terminate its duty to file reports under section 15(d) of the Exchange Act on April 16, 2010.

B.	BTMU used Business Wire to disseminate the notice in the United States. A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Exhibit 1.1     Press release dated April 16, 2010

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, The Bank of Tokyo-Mitsubishi UFJ, Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, The Bank of Tokyo-Mitsubishi UFJ, Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

April 16, 2010

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

By:	/s/ Katsunori Nagayasu
Name:	Katsunori Nagayasu
Title:	President